FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on May 12, 2006 announcing  that Euroseas Ltd. Declares a Dividend of $0.06 Per Common Share and Announces First Quarter  Results Release Date and Conference Call  and  Audio Webcast

                                                                       Exhibit 1

                                                                       ---------

Euroseas Ltd. Declares a Dividend of $0.06 Per Common Share

and

Announces First Quarter  Results Release Date and Conference Call  and  Audio Webcast

Earnings Release: Tuesday, May 16, 2006, After the Market Close

Conference Call: Wednesday, May 17, 2006 at 10:00 a.m. EST

Maroussi, Greece – May 12, 2006 – Euroseas Ltd., an owner and operator of drybulk and container carrier vessels and provider of seaborne transportation for dry bulk and containerized cargoes, declared at its Board of Directors meeting on May 09, 2006, a dividend of $0.06 per common share, payable on June 16, 2006 to all shareholders of record as of June 02, 2006.

Euroseas also announced today that it will release its first quarter 2006 results for the period ended March 31, 2006 after the close of the financial markets on Tuesday, May 16, 2006.  On Wednesday, May 17, 2006, at 10:00 a.m. EST, the company’s management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or + 44(0) 1452 542 301 (from outside the US). Please quote "Euroseas".

In case of any problem with the above numbers, please dial 1 866 869 2352 (from the US), 0800 694 1449 (from the UK) or + 44 (0) 1452 560 304 (from outside the US). Quote "Euroseas".

A telephonic replay of the conference call will be available until May 24, 2006 by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or + 44 1452 550 000 (from outside the US). Access Code: 6973591 #

Audio webcast – Slides Presentation:

There will be also be a live -- and then  a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A slides presentation on the First Quarter 2006 Results in PDF format will also be available 30 minutes prior to the conference call and webcast accessible on the company’s website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 125 years. Currently, Euroseas Ltd. owns and operates 9 vessels, including 4 Handysize bulk carriers, 1 Panamax drybulk carrier, 3 Handysize containerships and 1 multipurpose dry cargo vessel. Euroseas will continue to operate in the dry cargo, drybulk and container shipping markets, with operations managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas' 5 drybulk carrier vessels have total cargo capacity of 190,904 deadweight tons (dwt), its 3 containerships have cargo capacity of 66,100 dwt and 4,636 twenty-foot equivalent units (teu) and its multipurpose vessel has capacity of 22,568 dwt and 950 teu.  Euroseas has signed a Memorandum of Agreement to sell the bulk carrier M/V “John P” to be delivered to the buyers in late June / early July 2006 and has signed a Memorandum of Agreement to sell the bulk carrier M/V “Pantelis P” to be delivered to the buyers between May 15 and June 30, 2006.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 2693 Fair View Drive Mountainside, NJ 07092 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  May 12 2006

    By: /s/ Aristides J. Pittas

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 Aristides J. Pittas

 President

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